

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2015

Via e-mail
Ningfang Liang
Chief Financial Officer
Tantech Holdings Ltd.
No. 10 Cen Shan Road, Shuige Industrial Zone
Lishui City, Zhejiang Province
People's Republic of China

>   **Re: Tantech Holdings Ltd.**
>   **Amendment No. 7 to Registration Statement on Form F-1**
>   **Filed March 4, 2015**
>   **File No. 333-198788**

Dear Mr. Liang:

We have reviewed your registration statement and have the following comments.

Financial Statements, page F-1

1. Please update your financial statements and corresponding financial information included throughout the filing to comply with Item 8.A.4 of the Form 20-F. Refer to Instruction 2 of Item 8.A.4 of the Form 20-F. Alternatively, please submit a formal waiver request to the Division of Corporation Finance's Office of Chief Accountant. Additional information can be found on our website: http://www.sec.gov/corpfin/Article/contact-us.html.

You may contact Nudrat Salik at (202)551-3692 or Melissa Rocha at (202)551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

CC: Anthony W. Basch, Esq. (*via e-mail*)
Kaufman & Canoles, P.C.